UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)



                                 Kirkland's Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    497498105
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                                 (CUSIP Number)
                                                     with a copy to:
       Mr. Philip C. Timon                           Robert G. Minion, Esq.
       Endowment Capital Group, LLC                  Lowenstein Sandler PC
       1515 Market Street, Suite 2000                1251 Avenue of the Americas
       Philadelphia, Pennsylvania 19102              18th Floor
       (215) 563-8600                                New York, New York  10020
                                                     (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 24, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  497498105
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                          Mr. Philip C. Timon
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):
                        Not Applicable
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  6)   Citizenship or Place of Organization:    United States

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        Number of                        7) Sole Voting Power:        1,872,794*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:              0
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:   1,872,794*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:         0
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                       1,872,794*
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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):           Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      9.5%*

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  14)  Type of Reporting Person (See Instructions):     IN

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*As of September 24, 2007 (the "Reporting Date"),  Endowment  Capital,  L.P. and
Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 1,872,794 shares of the Common Stock, no par value per share (the "Shares"), of Kirkland's, Inc., a Tennessee corporation (the "Company"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon (the "Reporting Person") is the sole managing member of Endowment LLC. As a result, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of 1,872,794 Shares, or approximately 9.5%, of the Shares deemed issued and outstanding, as of the Reporting Date. The Reporting Person's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by deleting Item 4 in its entirety and by substituting the following in lieu thereof:

          The acquisition of Shares referred to in this Schedule 13D, as amended, is for investment purposes. Mr. Timon has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D. Pursuant to Section 240.13d-1(c), as of the Reporting Date, the Reporting Person is eligible to report, and has reported, the Shares beneficially owned by the Reporting Person on Schedule 13G. Please see such Schedule 13G (as the same may be amended in accordance with applicable law) filed as of the Reporting Date for further details.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon the information set forth in the Company's Form 10-Q for the quarterly period ending August 4, 2007, there were 19,680,781 Shares issued and outstanding as of September 10, 2007.

          As of September 24, 2007 (the "Reporting Date"), the Limited Partnerships owned in the aggregate 1,872,794 Shares. The Reporting Person is the sole managing member of Endowment LLC, which serves as the sole general partner of each of the Limited Partnerships. As a result, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of 1,872,794 Shares, or approximately 9.5%, of the issued and outstanding Shares, as of the Reporting Date.

          The following table details the sale transactions, each of which were effected in an ordinary course brokerage transaction, by the Reporting Person, in his capacity as sole managing member of Endowment LLC, which serves as the sole general partner of the Limited Partnerships, in Shares, between the date of the event which required the filing of Schedule 13D Amendment No. 3 and the Reporting Date by the Reporting Person:

                  Date               Quantity           Price
                -----------------------------------------------

                9/24/2007             250,000           $1.50


          Except for the transactions listed above, neither the Reporting Person, any person or entity controlled by the Reporting Person, nor any person or entity for which the Reporting Person possesses voting or investment control over the securities thereof, has transacted Shares, or securities convertible into, exercisable for, or exchangeable for Shares between the date of the event which required the filing of Schedule 13D Amendment No. 3 and the Reporting Date.

                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        October 2, 2007

                                        /s/  Philip C. Timon
                                        -------------------------------------
                                        Philip C. Timon, in his capacity as sole
                                        managing  member  of  Endowment  Capital
                                        Group,  LLC, the sole general partner of
                                        Endowment Capital,  L.P. and Long Drive,
                                        L.P.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).